

Mail Stop 4720

April 3, 2017

Tyson T. Abston
Chairman and Chief Executive Officer
Guaranty Bancshares, Inc.
201 South Jefferson Street
Mount Pleasant, Texas 75455

> **Re:** **Guaranty Bancshares, Inc**.
> **Draft Registration Statement on Form S-1**
> **Submitted March 8, 2017**
> **CIK No. 0001058867**

Dear Mr. Abston:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Growth and Expansion Strategy, page 4

2. Please expand the third bullet, and elsewhere as appropriate, to state whether there are any more specific plans for de novo branching. If so, briefly describe the timeline and anticipated costs to open. If there are plans to open new branches in the next 12 months, indicate the source of funds.

Forward-Looking Statements, page 49

3. Please revise to delete references to Sections 27A and 21E. See Securities Act of 1933 Section 27A(b)(2)(D).

Capitalization, page 55

4. Please present tangible book value per common share and reference note (3) or remove note (3), as applicable.

Business

Competitive Strengths

Stable Core Deposit Base, page 68

5. Please revise to disclose the percentage of non-interest deposits to total deposits consistent with the consolidated balance sheet.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2016, 2015 and 2014

Net Interest Income, page 84

6. Please expand the disclosure to present the dollar amount of the change in interest income and the dollar amount of change in interest expense pursuant to Item I C of Guide III.

Noninterest Income

Gain (loss) on sales of other real estate owned, pages 85-86

7. Please revise the table of noninterest income to remove the line item Gain (loss) on sales of other real estate owned. In this regard, revise the discussion appearing on page 89 under the title Noninterest Expense - Other Real Estate Owned Expense and Write-Downs as well as the financial statements to present Gain (loss) on sales of other real estate owned as well as any write-downs within other expense pursuant to Rule 9-04 14 (d) of Regulation S-X.

Financial Condition

Loan Portfolio, page 90

8. We note your disclosure that Total loans, including loans held for sale, as a percentage of deposits were 82.3%, 84.7% and 76.7% as of December 31, 2016, 2015 and 2014. Please revise the disclosure to reflect the percentages consistent with the amounts presented in the selected historical consolidated financial information appearing on page 17.

Recently Issued Accounting Pronouncements, page 115

Note 1 – Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-18

9. Please expand the disclosure to address FASB ASU 2014-09 Revenue from Contracts with Customers (Topic 606) and its amendments. Refer to SAB Topic 11. M.

Recent Sales of Unregistered Securities, page II-2

10. Please revise to disclose, where applicable, the aggregate offering price and aggregate commissions. See Item 701 (c) of Regulation S-K.

        You may contact Christina Harley, Staff Accountant, at 202-551-3695 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, staff attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

                                        Sincerely,

                                        /s/ Michael Clampitt

                                        Michael Clampitt
                                        Attorney-Advisor
                                        Office of Financial Services

cc: Clifton A. Payne, Esq.
        Chet A. Fenimore, Esq.